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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------
                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                  ------------
                                   ITRON, INC.
                                (Name of Issuer)
                                  ------------
                                   ITRON, INC.
                        (Name of Person Filing Statement)

                 6 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2004,
                CUSIP NOS. 465741-AA-4, U13126-AA-2, 465741-AC-0
                 (Title and CUSIP Number of Class of Securities)
                                  ------------
                               DAVID G. REMINGTON
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                   ITRON, INC.
                              2818 N. SULLIVAN ROAD
                            SPOKANE, WASHINGTON 99216
                                 (509) 924-9900
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)
                                  ------------
                                   COPIES TO:
                               LINDA A. SCHOEMAKER
                                  PERKINS COIE
                          1201 THIRD AVENUE, 40TH FLOOR
                         SEATTLE, WASHINGTON 98101-3099
                                 (206) 583-8888
                                  ------------

                                FEBRUARY 11, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                                  ------------

                            CALCULATION OF FILING FEE

          TRANSACTION VALUATION(1)                 AMOUNT OF FILING FEE(2)
          ------------------------                 -----------------------
               $22,000,000                                $4,400*

(1) Based on the book value of the notes to be received by Itron, Inc., in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended.

(2) Calculated based on the transaction valuation multiplied by one-fiftieth of one percent, in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended.

*   Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  N/A                               Filing party:     N/A
Form or registration no.:  N/A                             Date filed:       N/A

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        This Amendment No. 1 to Schedule 13E-4, which constitutes the final amendment (the "Final Amendment") to such Schedule 13E-4, relates to an offer by Itron, Inc. (the "Company") to exchange (the "Exchange Offer") up to $15,840,000 aggregate principal amount of its new 6 3/4% Convertible Subordinated Notes due 2004 (the ' Exchange Notes") for up to $22,000,000 aggregate principal amount of its original 6 3/4% Convertible Subordinated Notes due 2004 (the " Original Notes"). The purpose of filing this Final Amendment is to report the results of the Exchange Offer pursuant to the Company's Offering Circular dated February 11, 1999.

        The Company completed the Exchange Offer on Thursday, March 18, 1999. The Exchange Offer terminated on Friday, March 12, 1999, at 5:00 p.m. New York City time. A total of $56,730,000 aggregate principal amount of Original Notes was validly tendered for exchange. The Company accepted $22,000,000 for exchange, meaning that the Company accepted for exchange approximately 38.8% of the Original Notes tendered by each noteholder on a pro rata basis. A total of $15,834,000 aggregate principal amount of Exchange Notes were issued as of March 12, 1999, with $6,000 in cash paid in lieu of fractional interests to tendering noteholders pursuant to the terms of the Exchange Offer.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

        (a)(1) Offering Circular dated February 11, 1999.* (Exhibit (a)(1))

        (a)(2) Form of Letter of Transmittal.* (Exhibit (a)(2))

        (a)(3) Form of Notice of Guaranteed Delivery.* (Exhibit (a)(3))

        (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 11, 1999.* (Exhibit (a)(4))

        (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 11, 1999.* (Exhibit (a)(5))

        (a)(6) Press Release, dated February 26, 1999.** (Exhibit (a)(6))

        (a)(7) Press Release, dated March 10, 1999.*** (Exhibit (a)(7)

        (a)(8) Press Release, dated March 18, 1999

        (b) Not applicable.

        (c) Form of Indenture by and between the Company and Chase Manhattan Bank and Trust Company, National Association, as Trustee.* (Exhibit (c))

        (c)(1) Conformed Copy of Indenture, dated as of March 12, 1999, by and between the Company and Chase Manhattan Bank and Trust Company of California, National Association, as Trustee.

        (d) Not applicable.

        (e) Not applicable.

        (f) Not applicable.



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------------------

* Previously filed as the exhibit designated above to the Company's Schedule 13E-4 Issuer Tender Offer Statement dated February 11, 1999, and incorporated into this Amendment No. 2 to Schedule 13E-4 by reference.

** Previously filed as the exhibit designated above to the Company's Amendment No. 1 to Schedule 13E-4 Issuer Tender Offer Statement, dated February 26, 1999, and incorporated into this Amendment No. 2 to Schedule 13E-4 by reference.

*** Previously filed as the exhibit designated above to the Company's Amendment No. 2 to Schedule 13E-4 Issuer Tender Offer Statement, dated March 11, 1999, and incorporated into this Amendment No. 3 to Schedule 13E-4 by reference.



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                                    SIGNATURE

        After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            ITRON, INC.



                                            By:  DAVID G. REMINGTON
                                               David G. Remington
                                               Vice President and Chief
                                               Financial Officer



Dated:  March 18, 1999


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